Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
MARATHON PETROLEUM CORPORATION

Marathon Petroleum Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify:

FIRST: Paragraph 2 of Article SIX of the Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

“2. Number of Directors. The number of Directors which will constitute the whole Board shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Directors then in office (subject to such rights of holders of a series of shares of Preferred Stock to elect one or more Directors pursuant to any provisions contained in any Preferred Stock Designation), but in any event will not be less than three (3) or greater than fifteen (15). In the event of any change in the authorized number of Directors, each Director then continuing to serve as such shall nevertheless continue as a Director of the class of which he or she is a member until the expiration of his or her current term, or the earlier of his or her death, resignation or removal. The Board shall specify the class to which a newly created directorship shall be allocated.”

SECOND: That said amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 26th day of April, 2023.

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary